SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Laura B. Hunter

Vice President, General Counsel

and Secretary

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

(562) 628-1007

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Wesley C. Fredericks

Kevin T. Collins

Jason M. Casella

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

(212) 891-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9.	Exhibits

Item 9 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by the Company on April 3, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on April 3, 2013).

(e)(10)	Amendment to Agreement and Plan of Merger, dated as of April 3, 2013, among Parent, Purchaser, Valeant (solely for purposes of Section 6.17 thereof) and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on April 3, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBAGI MEDICAL PRODUCTS, INC.

	By:	/s/ Albert F. Hummel
Name: Albert F. Hummel
Title: President & Chief Executive Officer
Dated: April 3, 2013